                                                Filed Pursuant to Rule 424(b)(3)
                                           Registration Statement No. 333-112367

[GOLDMAN SACHS]


    PRICING SUPPLEMENT TO THE PROSPECTUS SUPPLEMENT NO. 371 DATED FEBRUARY 6,
                                2004 -- NO. 407

                          THE GOLDMAN SACHS GROUP, INC.
                           Medium-Term Notes, Series B
                                   -----------
                                   $10,000,029

              2.875% Mandatory Exchangeable Notes due December 2004 (Exchangeable for Common Stock of Navistar International Corporation)

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     This pricing supplement and the accompanying prospectus supplement no. 371, relating to the mandatory exchangeable notes, should be read together. Because the mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 371 should also be read with the accompanying prospectus dated February 6, 2004, as supplemented by the accompanying prospectus supplement dated February 6, 2004. Terms used here have the meanings given them in the accompanying prospectus supplement no. 371, unless the context requires otherwise.

     The mandatory exchangeable notes offered by this pricing supplement, which we call the "offered notes" or the "notes", have the terms described in the accompanying prospectus supplement no. 371, as supplemented or modified by the following:

ISSUER:  The Goldman Sachs Group, Inc.

FACE AMOUNT: each offered note will have a face amount equal to $39.00, which is the initial index stock price; the aggregate face amount for all the offered notes is $10,000,029

ORIGINAL ISSUE PRICE:  100% of the face amount

NET PROCEEDS TO THE ISSUER:  99.95% of the face amount

TRADE DATE:  June 10, 2004

SETTLEMENT DATE (ORIGINAL ISSUE DATE):  June 17, 2004

STATED MATURITY DATE: December 17, 2004, unless extended for up to six business days

INTEREST RATE (COUPON):  2.875% per year

INTEREST PAYMENT DATES September 17 and December 17, beginning on September 17, 2004

REGULAR RECORD DATES: for the interest payment dates specified above September 10 and December 10, 2004, respectively

INDEX STOCK AND INDEX STOCK ISSUER: common stock of Navistar International Corporation

CUSIP NO.:  38143U366

     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read "Additional Risk Factors Specific to Your Note" beginning on page S-2 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 371 so that you may better understand those risks. The offered notes are not principal-protected and the payment amount is capped.

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     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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     Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. UNLESS GOLDMAN SACHS OR ITS AGENT INFORMS THE PURCHASER OTHERWISE IN THE CONFIRMATION OF SALE, THIS PRICING SUPPLEMENT IS BEING USED IN A MARKET-MAKING TRANSACTION.

                              GOLDMAN, SACHS & CO.
                                   -----------
                     PRICING SUPPLEMENT DATED JUNE 10, 2004.

PRINCIPAL AMOUNT:                  On the stated maturity date, each
                                   offered note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

EXCHANGE RATE:                     If the final index stock price equals or
                                   exceeds the threshold appreciation price, then the exchange rate will equal the threshold fraction times one share of index stock for each $39.00 of the outstanding face amount. Otherwise, the exchange rate will equal one share of the index stock for each $39.00 of the outstanding face amount. The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no. 371.
                                   Please note that the amount you receive for each $39.00 of outstanding face amount on the stated maturity date will not exceed the threshold appreciation price and that it could be substantially less than $39.00. You could lose your entire investment in the offered notes.

INITIAL INDEX STOCK PRICE:         $39.00 per share.

FINAL INDEX STOCK PRICE:           The closing price of one share of the index
                                   stock on the determination date, subject to anti-dilution adjustment.

THRESHOLD APPRECIATION PRICE:      The initial index stock price times 1.25,
                                   which equals $48.75 per share.

THRESHOLD FRACTION:                The threshold appreciation price divided by
                                   the final index stock price.

NO LISTING:                        The offered notes will not be listed
                                   on any securities exchange or interdealer market quotation system.

ADDITIONAL RISK FACTORS SPECIFIC   ASSUMING NO CHANGES IN MARKET CONDITIONS OR
TO YOUR NOTE:                      ANY OTHER RELEVANT FACTORS, THE VALUE OF YOUR
                                   NOTE ON THE DATE OF THIS PRICING SUPPLEMENT
                                   (AS DETERMINED BY REFERENCE TO PRICING MODELS
                                   USED BY GOLDMAN, SACHS & CO.) IS
                                   SIGNIFICANTLY LESS THAN THE ORIGINAL ISSUE
                                   PRICE

                                   The value or quoted price of your note at any time will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

                                   If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read "Additional Risk Factors Specific to Your Note - The Market Price of Your

                                   Note May Be Influenced by Many
                                   Unpredictable Factors" in the accompanying prospectus supplement no. 371.

                                   Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

                                   There is no assurance that Goldman, Sachs &
                                   Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See "Additional Risk Factors Specific to Your Note - Your Note May Not Have an Active Trading Market" in the accompanying prospectus supplement no. 371.

NAVISTAR INTERNATIONAL             According to its publicly available
CORPORATION:                       documents, Navistar International Corporation
                                   is a holding company whose principal
                                   operating subsidiaries manufacture trucks, school buses and mid-range diesel engines and provide financial services. Information filed with the SEC by the index stock issuer under the Exchange Act can be located by referencing its SEC file number: 001-09618.

HISTORICAL TRADING PRICE           The index stock is traded on the New York
INFORMATION:                       Stock Exchange under the symbol "NAV".  The
                                   following table shows the quarterly high and low trading prices and the quarterly closing prices for the index stock on the New York
                                   Stock Exchange for the four calendar quarters in each of 2002 and 2003 and for the two calendar quarters in 2004, through June 10, 2004. We obtained the trading price information shown below from Bloomberg
                                   Financial Services, without independent
                                   verification.

                                           HIGH            LOW            CLOSE
                                           ----            ---            -----
2002
Quarter ended March 31 ................    47.38          35.11           44.3
Quarter ended June 30 .................     46.8          29.65             32
Quarter ended September 30 ............     33.1          20.55          21.68
Quarter ended December 31 .............     31.5          14.77          24.31

2003
Quarter ended March 31 ................    27.59          20.52          24.61
Quarter ended June 30 .................     36.9          24.33          32.63
Quarter ended September 30 ............    45.11          31.12          37.28
Quarter ended December 31 .............    48.71           37.3          47.89

2004
Quarter ended March 31 ................    52.95          42.72          45.85
Quarter ending June 30
(through June 10, 2004) ...............    49.95          33.25          39.02
Closing price on June 10, 2004 ........                                  39.02

                                   As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See "Additional Risk Factors Specific to Your Note - The Market Price of Your Note May
                                   Be Influenced by Many Unpredictable Factors" in the accompanying prospectus supplement no. 371.

HYPOTHETICAL PAYMENT AMOUNT:       The table below shows the hypothetical
                                   payment amounts that we would deliver on the stated maturity date in exchange for each $39.00 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events.

                                   The prices in the left column represent
                                   hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $39.00 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are also expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $39.00 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $39.00, based on the corresponding hypothetical final index stock price and the assumptions noted above.

 HYPOTHETICAL FINAL INDEX            HYPOTHETICAL PAYMENT
   STOCK PRICE AS % OF                  AMOUNTS AS % OF
INITIAL INDEX STOCK PRICE          INITIAL INDEX STOCK PRICE
-------------------------          -------------------------
          175%                               125%
          150%                               125%
          125%                               125%
          110%                               110%
          105%                               105%
          100%                               100%
           75%                                75%
           50%                                50%
            0%                                 0%

                                   The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read "Additional Risk Factors Specific to Your Note" and "Hypothetical Payment Amounts on Your Note" in the accompanying prospectus supplement no. 371.

                                   Payments on your note are economically
                                   equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under "Supplemental Discussion of Federal Income Tax Consequences" in the accompanying prospectus supplement no. 371.

HEDGING: In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see "Additional Risk Factors Specific to Your Note - Our Business Activities May Create Conflicts of Interest Between You and Us" and "Use of Proceeds and Hedging" in the accompanying prospectus supplement no. 371.